ZACKS TRUST

INVESTMENT ADVISORY AGREEMENT

AMENDED AND RESTATED APPENDIX A

FUNDS OF THE TRUST

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
Zacks Earnings Consistent Portfolio ETF	0.44%
Zacks All-Cap Core Fund,	0.80%
Zacks Small-Cap Core Fund	0.90%
Zacks Dividend Fund	0.80%
Zacks Small/Mid Cap ETF	0.44%
Zacks Focus Growth ETF	0.44%
Zacks Quality International ETF	0.44%
Zacks Income ETF	0.55%
Zacks Preferred Income ETF	0.45%
Zacks Small-Cap Core ETF	0.55%
Zacks All-Cap Core ETF	0.55%

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Appendix A to be signed by their respective officers thereunto duly authorized as of the 9th day of October 2026.

ZACKS TRUST

By: /s/ Mitch Zacks

Name: Mitch Zacks

Title: Trustee

ZACKS INVESTMENT MANAGEMENT, INC.

By:/s/ Mitch Zacks

Name: Mitch Zacks

Title: President and Chief Executive Officer